Exhibit 1.01

Odysight.ai Inc.

Conflict Minerals Report

For the Year Ended December 31, 2023

Summary

This is the Conflict Minerals Report of Odysight.ai Inc. (“Odysight.ai”) for calendar year 2023, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” and the “Exchange Act,” respectively). Numerous terms that appear in this Report are defined in Rule 13p-1 and Form SD. Please see those sources, as well as Exchange Act Release No. 34-67716 (August 22, 2012) for relevant definitions (available at: http://www.sec.gov/rules/final/2012/34-67716.pdf).

Odysight.ai fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which aims to prevent the use of certain “Conflict Minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the “Covered Countries”). Conflict Minerals include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”) and gold.

In accordance with Rule 13p-1, Odysight.ai carries out due diligence reasonably designed to (i) identify whether there are any Conflict Minerals necessary to the functionality or production of products manufactured by Odysight.ai or contracted by Odysight.ai to be manufactured by third parties, and if so, (ii) determine whether any of such Conflict Minerals originated in the DRC or a Covered Country, or are from recycled or scrap sources. Odysight.ai has designed its due diligence in accordance with the principles and procedures described further below, including that suppliers certify to the best of their knowledge the Conflict Minerals status of the components they supply to us and agree to update us of any future change in such status.

As a result of Odysight.ai’s due diligence efforts for the year covered by this Report, Odysight.ai has determined, to the best of its knowledge, that its products, including their components, which consist of miniature cameras and video sensors and complementary technologies such as processing units and illumination and irrigation mechanisms, as well as their control and video processing units, may contain Conflict Minerals.

Odysight.ai has concluded in good faith that, with respect to its products, the potential Conflict Minerals that these final products contain are “DRC Conflict Undeterminable”. While Odysight.ai takes its Conflict Mineral compliance very seriously, Odysight.ai, as a purchaser of finished supplies, remains many layers removed from the mining of any potential Conflict Minerals that may be contained in its final products. Furthermore, Odysight.ai does not buy raw ore or unrefined Conflict Minerals, or make any direct purchases from the Covered Countries. Thus, Odysight.ai cannot determine the origin of any potential Conflict Minerals that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other Conflict Mineral-containing derivatives. The smelters and refiners in Odysight.ai’s supply chain — whom Odysight.ai typically does not know, due to being so far removed from them in the supply chain — are in the best position to know the origin of the ores.

Section (1) – Due Diligence

Odysight.ai has taken the following measures to exercise due diligence on the source and chain of custody of the potential Conflict Minerals in its products:

1.	Odysight.ai has established a management system for Conflict Minerals.

a.	Odysight.ai has adopted and implemented Conflict Minerals compliance policy and procedures.

b.	Odysight.ai has structured various internal management procedures to support supply chain due diligence.

1

2.	Odysight.ai has established a cross-functional Conflict Minerals Task Force (the “Task Force”) which meets periodically to review Odysight.ai’s products and production processes and identify any necessary potential Conflict Minerals related to them. The Task Force includes the VP Operations, Purchasing Manager, Chief Technology Officer, the Quality Assurance Manager and the Production Manager. The Task Force may include or consult with other relevant Odysight.ai personnel as necessary.

a.	The Task Force develops a list of components related to Odysight.ai’s products or production processes which the Task Force believes may contain a potential Conflict Mineral. The Task Force reviews and updates the list periodically (as its members may deem necessary).

b.	Supplier information relevant to each of the components is attached to the list.

c.	Odysight.ai contacts each new supplier of a component or each existing supplier that supplies the Company with a new component to determine whether the specific component contains a potential Conflict Mineral.

d.	If it is determined that the component contains a potential Conflict Mineral, or if the supplier is unable to specify if the component contains a Conflict Mineral, then Odysight.ai will send the supplier a follow-up letter (the “Odysight.ai Supplier Conflict Minerals Letter”) describing Conflict Minerals and Odysight.ai’s commitment to Conflict Minerals compliance, including our policy to work to refrain from using smelters or refiners from conflict affected and high-risk areas. The Odysight.ai Supplier Conflict Minerals Letter requests that the supplier declare to the best of their knowledge the Conflict Minerals status of the component supplied to us and agree to update us of any future change in such status. The Company certifies and periodically re-certifies its suppliers on the basis of this and other declarations.

e.	Odysight.ai follows up with each supplier to whom it sends this follow-up letter, to ensure a response.

The Task Force met in 2024 and followed the procedure described above for the year ended 2023. The results of the Task Force inquiry showed no change from the prior year, meaning that no new components were added to the list of components that may contain Conflict Minerals and no new suppliers of such components were added to such list.

3.	Odysight.ai has adopted a conflicts mineral provision for its quality agreements with critical suppliers which is incorporated into new quality agreements and inserted into existing quality agreements as they are renewed.

4.	Odysight.ai has designed and implemented a strategy to respond to identified risks. Odysight.ai’s strategy includes the following:

a.	Odysight.ai will works with suppliers, if necessary, to identify and use alternate sub-suppliers for any component deemed to include Conflict Minerals from a Covered Country.

b.	The Task Force communicates findings of supply chain risk assessment to the VP Operations of Odysight.ai.

c.	Odysight.ai informs relevant employees as to its Conflict Minerals Policy and has mechanisms in place, including as described in its Code of Business Conduct and Ethics available on its website, whereby Odysight.ai employees can report violations of policies.

5.	Odysight.ai makes its Conflict Minerals Policy available on its website.

We believe that the Conflict Minerals processes outlined above have mitigated the risk that components necessary to the functionality or production of Odysight.ai’s products contain Conflict Minerals from a Covered Country. Odysight.ai continues to improve its Conflict Minerals processes by (a) continuing to communicate and work with its direct suppliers to ensure, to the best of Odysight.ai’s ability, a Conflict Mineral-free supply chain and (b) expanding the number of supplier quality agreements containing a Conflict Minerals clause. Odysight.ai intends to take additional steps, as needed, to mitigate the risk that the necessary Conflict Minerals contained in its products benefit armed groups. These steps will encourage suppliers to source from smelters and refiners that are compliant and to continue to monitor and to improve their own traceability measures.

2

Section (2) Product Description and Conclusions

Based on Odysight.ai’s due diligence, Odysight.ai determined for the period covered by this Report that the Odysight.ai products listed below contain or have production processes which actually or potentially utilize Conflict Minerals, and that the status of our products is “DRC Conflict Undeterminable.”

Miniature video cameras: Odysight.ai has developed and manufactures miniaturized cameras and video sensors and their complementary technologies, such as processing units and illumination and irrigation mechanisms, as well as their control and video processing units, for use in various medical procedures and certain specialized industrial applications in the aviation, maritime, industrial non-destructive-testing industries, transportation, and energy industries. In some cases, these products contain tin and gold and may contain tantalum, each a Conflict Mineral. In addition, certain of our production processes actually or potentially utilize Conflict Minerals.

Because Odysight.ai, as a purchaser of certain finished parts, and its direct suppliers are several layers removed from the mining of any Conflict Minerals that may be contained in Odysight.ai’s miniaturized video cameras, Odysight.ai is unable to determine the origin of these minerals with any certainty.

Forward Looking Statements

Information set forth in this Conflict Minerals Report contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. All statements contained in this Conflict Minerals Report that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy related to Conflict Minerals. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Those statements are based on information we have when those statements are made or our management’s current expectation and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Additional factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in in “Item 1A. Risk Factors” of our Annual Report on Form 10-K. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Conflict Minerals Report, or any forward looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

3